# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Excelerate Energy, Inc., CIK 0001888447
CUSIP: 30069T101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2445 Technology Forest Blvd., Level 6, The Woodlands, Texas (TX), 77381
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001541743

## Reporting persons
- Copeland Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,258,217; shared voting power 299,709; sole dispositive power 0; shared dispositive power 1,557,926; aggregate amount beneficially owned 1,922,979 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Excelerate Energy, Inc.
Address of issuer's principal executive offices: 2445 Technology Forest Blvd., Level 6, The Woodlands, Texas 77381

## Item 2. Person Filing
Name of person filing: Copeland Capital Management, LLC
Address of principal business office or, if none, residence: 61 Washington Street, Suite 1325, Conshohocken, Pennsylvania 19428
Citizenship: State of Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,922,979
Percent of class: 6.1%
Sole power to vote or to direct the vote: 1,258,217
Shared power to vote or to direct the vote: 299,709
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,557,926

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Excelerate Energy, Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Copeland Capital Management, LLC: /s/ Sofia A. Rosala, General Counsel and Chief Compliance Officer (10/13/2026)